UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-27587 CUSIP NUMBER 14983D 20 2

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:        February 28, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
        For the Transition Period Ended: ____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ARKADOS GROUP, INC.

Full Name of Registrant

Former Name if Applicable

87 Fairfield Rd.

Address of Principal Executive Office (Street and Number)

Fairfield, New Jersey  07004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)  The subject annual report, semi-annual report. transition report on Form 10-K, Form 20-F, Form 11-K. Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is not able to meet the filing deadline for its Form 10-Q for the quarter ended February 28, 2011 without undue effort and expense, due to the lack of personnel necessary to complete the information required for the filing on a timely basis.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Herbert H. Sommer (Name)	(516) (Area Code)	220-0808 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant will report net income (losses) of approximately $13,170,002 and $10,051,631 for the three months and nine months ended February 28, 2011, respectively, as compared to net loss of $(1,978,489) and $(9,939,165) reported for the corresponding three and nine month periods of the prior fiscal year.

The significant change primarily resulted from:

1.
sale of substantially all of the assets used in the registrant’s business of designing, developing and selling semiconductor products that incorporate powerline communications and networking services and offering services related thereto (the “Asset Sale”) to STMicroelectronics, Inc. (“ST US”), a subsidiary of STMicroelectronics N.V. (“ST”), pursuant to an Asset Purchase Agreement, by and among the registrant, Arkados, Inc., Arkados Wireless Technologies, Inc. (two of the registrant’s wholly owned subsidiaries, together with the registrant, collectively, “Arkados”) and ST US, dated as of December 23, 2010 (the “Purchase Agreement”),

2.	the grant of a license (the “License”) to ST US to use Arkados’ intellectual property assets included in the Asset Sale pending the closing of such sale,

3.	and the application of the proceeds of the License to settle outstanding secured debt.

The one-time license fee paid to the registrant was $7,000,000, substantially all of which was applied to settle secured debt and the one-time amount of debt that exceeded settlement payments was increased net income by $6,662,633.

ARKADOS GROUP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 15, 2011	By:	/s/ Andreas Typaldos
Andreas Typaldos, CEO

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).